UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ___)*

Electrum Special Acquisition Corporation

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G3105C 104

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G3105C 104		13G	Page 2 of 11 Pages
1	NAMES OF REPORTING PERSONS ESAC Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,545,055 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,545,055 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,545,055 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.2% (2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Represents ordinary shares owned by ESAC Holdings LLC. Electrum Strategic Opportunities Fund L.P. (“ESOF”) is the managing member and the majority owner of ESAC Holdings LLC. The general partner of ESOF is Electrum Strategic Opportunities Fund GP L.P. (“ESOF GP”), and the general partner of ESOF GP is ESOF GP Ltd. The Electrum Group LLC (“TEG”) is currently the investment advisor to ESOF, and Thomas S. Kaplan controls TEG. Accordingly, ESAC Holdings LLC, ESOF, ESOF GP, ESOF GP Ltd., TEG and Mr. Kaplan may be deemed to share voting and dispositive power over the ordinary shares owned by ESAC Holdings LLC.
(2)	Based on 25,000,000 of the Issuer’s outstanding ordinary shares of the Issuer’s common stock as of October 13, 2015, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on that date.

CUSIP NO. G3105C 104		13G	Page 3 of 11 Pages
1	NAMES OF REPORTING PERSONS Electrum Strategic Opportunities Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,545,055 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,545,055 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,545,055 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.2% (2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Represents ordinary shares owned by ESAC Holdings LLC. Electrum Strategic Opportunities Fund L.P. (“ESOF”) is the managing member and the majority owner of ESAC Holdings LLC. The general partner of ESOF is Electrum Strategic Opportunities Fund GP L.P. (“ESOF GP”), and the general partner of ESOF GP is ESOF GP Ltd. The Electrum Group LLC (“TEG”) is currently the investment advisor to ESOF, and Thomas S. Kaplan controls TEG. Accordingly, ESAC Holdings LLC, ESOF, ESOF GP, ESOF GP Ltd., TEG and Mr. Kaplan may be deemed to share voting and dispositive power over the ordinary shares owned by ESAC Holdings LLC.
(2)	Based on 25,000,000 of the Issuer’s outstanding ordinary shares of the Issuer’s common stock as of October 13, 2015, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on that date.

CUSIP NO. G3105C 104		13G	Page 4 of 11 Pages
1	NAMES OF REPORTING PERSONS Electrum Strategic Opportunities Fund GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,545,055 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,545,055 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,545,055 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.2% (2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Represents ordinary shares owned by ESAC Holdings LLC. Electrum Strategic Opportunities Fund L.P. (“ESOF”) is the managing member and the majority owner of ESAC Holdings LLC. The general partner of ESOF is Electrum Strategic Opportunities Fund GP L.P. (“ESOF GP”), and the general partner of ESOF GP is ESOF GP Ltd. The Electrum Group LLC (“TEG”) is currently the investment advisor to ESOF, and Thomas S. Kaplan controls TEG. Accordingly, ESAC Holdings LLC, ESOF, ESOF GP, ESOF GP Ltd., TEG and Mr. Kaplan may be deemed to share voting and dispositive power over the ordinary shares owned by ESAC Holdings LLC.
(2)	Based on 25,000,000 of the Issuer’s outstanding ordinary shares of the Issuer’s common stock as of October 13, 2015, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on that date.

CUSIP NO. G3105C 104		13G	Page 5 of 11 Pages
1	NAMES OF REPORTING PERSONS ESOF GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,545,055 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,545,055 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,545,055 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.2% (2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Represents ordinary shares owned by ESAC Holdings LLC. Electrum Strategic Opportunities Fund L.P. (“ESOF”) is the managing member and the majority owner of ESAC Holdings LLC. The general partner of ESOF is Electrum Strategic Opportunities Fund GP L.P. (“ESOF GP”), and the general partner of ESOF GP is ESOF GP Ltd. The Electrum Group LLC (“TEG”) is currently the investment advisor to ESOF, and Thomas S. Kaplan controls TEG. Accordingly, ESAC Holdings LLC, ESOF, ESOF GP, ESOF GP Ltd., TEG and Mr. Kaplan may be deemed to share voting and dispositive power over the ordinary shares owned by ESAC Holdings LLC.
(2)	Based on 25,000,000 of the Issuer’s outstanding ordinary shares of the Issuer’s common stock as of October 13, 2015, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on that date.

CUSIP NO. G3105C 104		13G	Page 6 of 11 Pages
1	NAMES OF REPORTING PERSONS The Electrum Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,545,055 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,545,055 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,545,055 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.2% (2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Represents ordinary shares owned by ESAC Holdings LLC. Electrum Strategic Opportunities Fund L.P. (“ESOF”) is the managing member and the majority owner of ESAC Holdings LLC. The general partner of ESOF is Electrum Strategic Opportunities Fund GP L.P. (“ESOF GP”), and the general partner of ESOF GP is ESOF GP Ltd. The Electrum Group LLC (“TEG”) is currently the investment advisor to ESOF, and Thomas S. Kaplan controls TEG. Accordingly, ESAC Holdings LLC, ESOF, ESOF GP, ESOF GP Ltd., TEG and Mr. Kaplan may be deemed to share voting and dispositive power over the ordinary shares owned by ESAC Holdings LLC.
(2)	Based on 25,000,000 of the Issuer’s outstanding ordinary shares of the Issuer’s common stock as of October 13, 2015, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on that date.

CUSIP NO. G3105C 104		13G	Page 7 of 11 Pages
1	NAMES OF REPORTING PERSONS Thomas S. Kaplan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,545,055 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,545,055 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,545,055 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.2% (2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Represents ordinary shares owned by ESAC Holdings LLC. Electrum Strategic Opportunities Fund L.P. (“ESOF”) is the managing member and the majority owner of ESAC Holdings LLC. The general partner of ESOF is Electrum Strategic Opportunities Fund GP L.P. (“ESOF GP”), and the general partner of ESOF GP is ESOF GP Ltd. The Electrum Group LLC (“TEG”) is currently the investment advisor to ESOF, and Thomas S. Kaplan controls TEG. Accordingly, ESAC Holdings LLC, ESOF, ESOF GP, ESOF GP Ltd., TEG and Mr. Kaplan may be deemed to share voting and dispositive power over the ordinary shares owned by ESAC Holdings LLC.
(2)	Based on 25,000,000 of the Issuer’s outstanding ordinary shares of the Issuer’s common stock as of October 13, 2015, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on that date.

Item 1(a)	Name of Issuer:

Electrum Special Acquisition Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

700 Madison Avenue, 5th Floor, New York, NY 10065

Item 2(a).	Name of Person Filing:

ESAC Holdings LLC, Electrum Strategic Opportunities Fund L.P. (“ESOF”), Electrum Strategic Opportunities Fund GP L.P. (“ESOF GP”), ESOF GP Ltd., The Electrum Group LLC (“TEG”) and Thomas S. Kaplan (collectively, the “Reporting Persons”) have entered into a Joint Filing Agreement, dated February 16, 2016, a copy of which is filed herewith and pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is

700 Madison Avenue, 5th Floor, New York, NY 10065.

Item 2(c).	Citizenship:

(i)	ESAC Holdings LLC is a Delaware limited liability company
(ii)	ESOF is a Cayman Islands exempted limited partnership
(iii)	ESOF GP is a Cayman Islands exempted limited partnership
(iv)	ESOF GP Ltd. is a Cayman Islands exempted company
(v)	TEG is a Delaware limited liability company
(vi)	Thomas S. Kaplan is a United States citizen

Item 2(d).	Title of Class of Securities:

Ordinary Shares, no par value (the “Ordinary Shares”)

Item 2(e).	CUSIP Number:

G3105C 104

Item 3.	If this Statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

The ownership percentages stated below are based on 25,000,000 outstanding Ordinary Shares as of October 13, 2015, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on that date.

ESOF is the managing member and the majority owner of ESAC Holdings LLC. The general partner of ESOF is ESOF GP, and the general partner of ESOF GP is ESOF GP Ltd. TEG is currently the investment advisor to ESOF, and Thomas S. Kaplan controls TEG. Accordingly, ESAC Holdings LLC, ESOF, ESOF GP, ESOF GP Ltd., TEG and Mr. Kaplan may be deemed to share voting and dispositive power over the ordinary shares owned by ESAC Holdings LLC. Each of ESOF, ESOF GP, ESOF GP Ltd., TEG and Mr. Kaplan disclaims beneficial ownership over any securities owned by ESAC Holdings LLC in which it or he does not have any pecuniary interest. The directors of ESOF GP Ltd. are Thomas S. Kaplan, Eric N. Vincent, Michael H. Williams and Andrew M. Shapiro (collectively, the “Directors”). Action by ESOF GP Ltd., including voting and investment decisions, requires approval by a majority of the Directors. Accordingly, pursuant to the rule commonly known as the “rule of three,” none of the Directors are deemed to beneficially own any securities owned, directly or indirectly, by ESOF GP Ltd., including the Ordinary Shares owned by ESAC Holdings LLC.

ESAC Holdings LLC

(a)	Amount beneficially owned: 4,545,055
(b)	Percent of class: 18.2%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 4,545,055
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 4,545,055

ESOF

(a)	Amount beneficially owned: 4,545,055
(b)	Percent of class: 18.2%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 4,545,055
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 4,545,055

ESOF GP

(a)	Amount beneficially owned: 4,545,055
(b)	Percent of class: 18.2%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 4,545,055
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 4,545,055

ESOF GP Ltd.

(a)	Amount beneficially owned: 4,545,055
(b)	Percent of class: 18.2%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 4,545,055
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 4,545,055

TEG

(a)	Amount beneficially owned: 4,545,055
(b)	Percent of class: 18.2%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 4,545,055
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 4,545,055

Thomas S. Kaplan

(a)	Amount beneficially owned: 4,545,055
(b)	Percent of class: 18.2%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 4,545,055
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 4,545,055

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016

ESAC HOLDINGS LLC
BY: ELECTRUM STRATEGIC MANAGEMENT LLC, ITS MANAGER

By:	/s/ Andrew M. Shapiro
Name: ANDREW M. SHAPIRO Title: MANAGING DIRECTOR

ELECTRUM STRATEGIC OPPORTUNITIES FUND L.P.
BY: ELECTRUM STRATEGIC OPPORTUNITIES FUND GP L.P., ITS GENERAL PARTNER

BY: ESOF GP LTD., ITS GENERAL PARTNER

By:	/s/ Michael H. Williams
Name: MICHAEL H. WILLIAMS Title: DIRECTOR

ELECTRUM STRATEGIC OPPORTUNITIES FUND GP L.P.
BY: ESOF GP LTD., ITS GENERAL PARTNER

By:	/s/ Michael H. Williams
Name: MICHAEL H. WILLIAMS Title: DIRECTOR

ESOF GP LTD.

By:	/s/ Michael H. Williams
Name: MICHAEL H. WILLIAMS Title: DIRECTOR

THE ELECTRUM GROUP LLC

By:	/s/ Michael H. Williams
Name: MICHAEL H. WILLIAMS Title: SENIOR MANAGING DIRECTOR

/s/ Thomas S. Kaplan
Thomas S. Kaplan

Page 11 of 11